# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oncology Institute, Inc., CIK 0001799191
CUSIP: 68236X100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 18000 STUDEBAKER RD, SUITE 800, CERRITOS, California (CA), 90703
Date of event which requires filing of this statement: 05/15/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-21-143562
Filed by CIK 0001895569

## Reporting persons
- FOG Ventures Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 1 to Schedule 13G is filed to amend the Schedule 13G filed by the Reporting Persons named therein on November 24, 2021. This Amendment No. 1 constitutes an "exit filing" for the Reporting Persons.
- Daniel Murillo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Daniel Murillo is the sole managing member of FOG Venture Investments, LLC and has voting and dispositive control over any shares it holds .

## Item 1. Issuer
Name of issuer: Oncology Institute, Inc.
Address of issuer's principal executive offices: 18000 STUDEBAKER RD, SUITE 800, CERRITOS, CA, 90703

## Item 2. Person Filing
Name of person filing:
FOG Venture Investments, LLC
Daniel Murillo
Address of principal business office or, if none, residence: The address of the principal business office for each of the Reporting Persons is: 3270 Firestone Blvd, Ste 740, South Gate, CA 90280
Citizenship: See Row 4 of each Reporting Person's cover page to this Schedule 13G.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of each Reporting Person's cover page to this Schedule 13G.
Percent of class: See Row 11 of each Reporting Person's cover page to this Schedule 13G.
Sole power to vote or to direct the vote: See Row 5 of each Reporting Person's cover page to this Schedule 13G.
Shared power to vote or to direct the vote: See Row 6 of each Reporting Person's cover page to this Schedule 13G.
Sole power to dispose or to direct the disposition: See Row 7 of each Reporting Person's cover page to this Schedule 13G.
Shared power to dispose or to direct the disposition: See Row 8 of each Reporting Person's cover page to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FOG Ventures Investments, LLC: /s/ Daniel Murillo, Daniel Murillo/Chief Executive Officer (06/24/2025)
- Daniel Murillo: /s/ Daniel Murillo, Daniel Murillo (06/24/2025)